

S[  ]MISSION

**10027648**

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

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SEC FILE NUMBER

8- 65574

FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the
## Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/09___ AND ENDING ___12/31/09___
                                         MM/DD/YY                        MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PERIGEE SECURITIES LP**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

___1605 MAIN Street, Suite 709___
(No. and Street)

___SARASOTA___          ___FL___          ___34236___
(City)                  (State)           (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___GEORGE L. STROBEL II___          ___(941) 955-0929___
                                     (Area Code – Telephone Number)

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___WILKINSON ~ BIDINGER, P.C.___
(Name – if individual, state last, first, middle name)

___1075 KINGWOOD DRIVE #205___   ___KINGWOOD___   ___TX___   ___77339___
(Address)                        (City)           (State)    (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, _George L. Strobel II_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_PERIGEE SECURITIES LP_ , as of _DECEMBER 31_ , 20 _09_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature

Director
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED By See Rule 17a-5

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# WILKINSON & BIDINGER, P.C.
1075 Kingwood Drive, #205, Kingwood, Texas 77339
Ph: 281-359-0050 * Fax: 281-359-0033

To the Members
Perigee Securities, LP

We have audited the accompanying statements of financial condition of Perigee Securities, LP as of December 31, 2009 and 2008, and the related statements of income, changes in partners' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Perigee Securities, LP, as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Houston, Texas
February 24, 2010

*Wilkinson & Bidinger, P.C.*

*Kimberly Bidinger, Managing Director*

Perigee Securities, LP

STATEMENTS OF FINANCIAL POSITION

December 31,

| ASSETS | 2009 | 2008 |
|---|---|---|
| CURRENT ASSETS: | | |
| Cash | $ 17,030 | $ 28,909 |
| Prepaid Expenses | 682 | 1,108 |
| Total Current Assets | $ 17,712 | $ 30,017 |
| | | |
| LIABILITIES & PARTNERS' EQUITY: | | |
| | | |
| CURRENT LIABILITIES | | |
| Accrued Expense | $ 4,000 | $ 4,000 |
| Total Current Liabilities | $ 4,000 | $ 4,000 |
| | | |
| PARTNERS' EQUITY | $ 13,712 | $ 26,017 |
| | | |
| | $ 17,712 | $ 30,017 |

The accompanying notes are an integral part of these statements.

# Perigee Securities, LP

## STATEMENTS OF INCOME

### Years ended December 31,

|  | 2009 | 2008 |
|---|---|---|
| **Revenues** | | |
| Referral Fees | $ 3,802 | $ 11,621 |
| Variable insurance commission | 0 | 0 |
| Other | 0 | 0 |
|  | $ 3,802 | $ 11,621 |
| | | |
| **Expenses** | | |
| Overhead allocation | $ 12,709 | $ 17,268 |
| Broker dealer fees | 6,364 | 6,057 |
| Consulting | 4,000 | 5,647 |
| Professional fees | 426 | 387 |
| Insurance | 400 | 400 |
| Taxes and licenses | 1,817 | 8,006 |
| Miscellaneous | 391 | 780 |
| | | |
|  | $26,107 | $ 38,545 |
| | | |
| NET INCOME | <$22,305> | <$26,924> |

The accompanying notes are an integral part of these statements.

# Perigee Securities, LP

## STATEMENTS OF CHANGES IN PARTNERS' EQUITY

### Years ended December 31,

|  | General Partner | Limited Partners | Total |
|---|---|---|---|
| Partners' equity at January 1, 2008 | $ 174 | $ 42,766 | $ 42,940 |
| Net income | (135) | (26,789) | (26,924) |
| Contributions by partners | 50 | 10,000 | 10,050 |
| Distribution to partners | 0 | (50) | (50) |
| Partners' equity at December 31, 2008 | 89 | 25,927 | 26,016 |
| Net income | (112) | (22,193) | (22,305) |
| Contributions by partners | 0 | 10,000 | 10,000 |
| Partners' equity at December 31, 2009 | (23) | 13,734 | 13,711 |

The accompanying notes are an integral part of these statements.

Perigee Securities, LP

STATEMENTS OF CASH FLOW

Years of December 31,

|  | 2009 | 2008 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net Income | ($22,305) | ($26,923) |
| Adjustments to reconcile net income to net cash | | |
| Provided by operating activities: | | |
| (Increase) decrease in referral fee receivable | 0 | 31,166 |
| (Increase) decrease in prepaid expenses | 426 | (408) |
| Increase in accrued expense | 0 | 1,000 |
| | | |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | ($21,879) | $ 4,835 |
| | | |
| **CASH FLOWS FROM FINANCING ACTIVIITES:** | | |
| Contribution by partners | 10,000 | 10,050 |
| Distributions to partners | 0 | ( 50) |
| | | |
| NET INCREASE (DECREASE) IN CASH | (11,879) | 14,835 |
| | | |
| Cash at beginning of year | 28,909 | 14,074 |
| | | |
| Cash at end of year | $ 17,030 | $ 28,909 |

The accompanying notes are an integral part of these statements.

## NOTE A - SUMMARY OF' SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. <u>Organization</u>

Perigee Securities, LP (the 'Partnership") was formed as a limited partnership under the laws of the State of Delaware on June 28, 2002. The Partnership will continue until dissolved and liquidated in accordance with the Partnership Agreement. There were two limited partners at December 31, 2009 and 2008. Perigee Group, LLC is the General Partner, and has full and complete power and authority to take all actions, and execute any and all agreements, contracts, documents, certifications, and instruments, for and on behalf of the Partnership and in its name. The Partnership is registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA") and is subject to regulation under the Securities Exchange Act of 1934. The Partnership is an introducing broker-dealer.

The Partnership executes all of its customers' transactions on a fully-disclosed basis through clearing broker-dealers who carry the accounts and securities of the Partnership's customers.

2. <u>Income Taxes</u>

All tax effects of the Partnership's income or loss are passed through to the partners individually; thus, this statement includes no income tax expense or benefit for the Partnership.

3. <u>Use of Estimates</u>

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

4.    <u>Cash and Cash Equivalents</u>

The Partnership considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for purposes of the statement of cash flows. The Partnership maintains its cash accounts at commercial banks. Total cash balances are insured by the Federal Deposit Insurance Corporation (EDIC) up to $250,000 per bank. At December 31, 2009, amounts on deposit at commercial banks were fully insured by the FDIC.

5.    <u>Referral Fee Receivable</u>

The referral fee receivable represents commissions earned which were not received at year-end. The Partnership uses the allowance method of accounting for doubtful accounts. The allowance is based upon a review of the current status of existing receivables and management's estimate as to their collectibility. No allowance for doubtful accounts was recorded during 2009 or 2008 as management believes all accounts are collectible.

## NOTE B - RELATED PARTY TRANSACTIONS

The Partnership has a management services agreement with Perigee Capital, LP under which management and back office support services are provided and charged as an overhead allocation service fee. Costs are allocated based on the percentage of time devoted to the Partnership. Perigee Capital, LP is a related party due to common ownership. The total cost allocated to the Partnership from Perigee Capital, LP for 2009 and 2008 was $12,709 and $17,268, respectively.

## NOTE C - ALLOCATION OF PROFITS AND LOSSES

Profits for each fiscal year will be allocated among the partners in proportion to their percentage. interests. Losses for each fiscal year will be allocated among the partners in accordance with their percentage interest, until each limited partners' capital account has been reduced to zero, and thereafter, to the General Partner. If the allocation of losses to the General Partner results in a negative capital balance, future profits are allocated to the General Partner to restore the basis to zero, then to all partners in proportion to their percentage interests.

## NOTE D - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

A statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 1 7a-5 of the SEC is not presented since no such liabilities existed at December 31, 2009 or 2008 or at any time during the years then ended.

## NOTE E - NET CAPITAL REQUIREMENTS

The Partnership is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires that net capital must be the greater of $5,000 or 6.67% of aggregate indebtedness, both terms as defined by the Rule. At December 31, 2009 and 2008, the Partnership had net capital of $14,393 and $27,125, which exceeded the capital requirement by $9,393 and $22,125, respectively. The Partnership's ratio of aggregate indebtedness to net capital was .27 to 1 at December 31, 2009.

## NOTE F - EXEMPTION UNDER SECTION (k)(2)(ii)

The Partnership operates pursuant to the (k)(2)(ii) exemptive provisions of SEC rule 15c3-3. The Partnership is an introducing broker-dealer who clears all transactions with and for customers on a fully disclosed basis with clearing broker dealers, and who promptly transmits all customer funds and securities to the clearing broker-dealers which carry all of the accounts of such customers and maintain and preserve such honks and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by clearing broker-dealers.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2009

Perigee Securities, LP

# COMPUTATIONS OF NET CAPITAL UNDER RULE 15C3-1
# OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2009

## NET CAPITAL

| | | |
|---|---|---:|
| Partners' equity | | $ 13,711 |
| Deductions for non-allowable assets | | |
| Prepaid expenses | | 682 |
| **NET CAPITAL** | | **$ 14,393** |

## AGGREGATE INDEBTEDNESS

| | | |
|---|---:|---|
| Items included in balance sheet | | |
| Accrued expense | $ 4,000 | |
| Total aggregate indebtedness | $ 4,000 | |
| Ratio: Aggregate indebtedness to net capital | | .27 to 1 |
| Minimum net capital requirement | | $ 5,000 |

A reconciliation with the Partnership's computation (included in Part II of Form X-17A-5 as of December 31, 2009) is not present as there are no material differences.

INDEPENDENT AUDITORS' REPORT ON

INTERNAL CONTROL REQUIRED

BY SEC RULE 17a-5

Independent Auditors' Report on
Internal Control Required
by SEC. Rule 17a-5

To the Members of
Perigee Securities, LP

In planning and performing our audit of the financial statements and supplementary
information of Perigee Securities, LP (the Company), as of and for the year ended
December 31, 2009, in accordance with auditing standards generally accepted in the
United States of America, we considered the Company's internal control over financial
reporting (internal control) as a basis for designing our auditing procedures for the
purpose of expressing our opinion on the financial statements, but not for the purpose of
expressing an opinion on the effectiveness of the Company's internal control,
Accordingly, we do not express an opinion on the effectiveness of the Company's internal
control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission
(SEC), we have made a study of the practices and procedures followed by the Company
including consideration of control activities for safeguarding securities. This study
included tests of such practices and procedures that we considered relevant to the
objectives stated in rule 17a-5(g) in making the periodic computations of aggregate
indebtedness and net capital under rule 17a-3(a)(1 1) and for determining compliance with
the exemptive provisions of rule 123-3. Because the Company does not carry securities
accounts for customers or perform custodial functions relating to customer securities, we
did not review the practices and procedures followed by the Company in any of the
following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and
   recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8
   of Federal Reserve Regulation I of the Board of Governors of the Federal Reserve
   System

The management of the Company is responsible for establishing and maintaining
internal control and the practices and procedures referred to in the preceding paragraph. In
fulfilling this responsibility, estimates and judgments by management are required to
assess the expected benefits and related costs of controls and of the practices and
procedures referred to in the preceding paragraph and o assess whether those practices and
procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the
objectives of internal control and the practices and procedures arc to provide management
with reasonable but not absolute assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control amid the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and Operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's Financial Statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wilkinson & Bidinger, P.C.

Houston, Texas
February 24, 2010

# WILKINSON & BIDINGER, P.C.

1075 Kingwood Drive, #205, Kingwood, Texas 77339
Ph: 281-359-0050 * Fax: 281-359-0033

February 24, 2010

To the Members
Perigee Securities, LP

We have audited the financial statements of Perigee Securities, LP for the year ended December 31, 2009, and have issued our report thereon dated February 24, 2010.

Professional standards require that we provide you with the following information related to our audit.

## Our Responsibility under U.S. Generally Accepted Auditing Standards

As stated in our engagement letter dated November 10, 2009, our responsibility, as described by professional standards, is to express an opinion about whether the financial statements prepared by management with your oversight are fairly presented, in all material respects, in conformity with U.S. generally accepted accounting principles. Our audit of the financial statements does not relieve you or management of your responsibilities.

## Planned Scope and Timing of the Audit

We performed the audit according to the planned scope and timing previously communicated to you in our meeting about planning matters on February 1, 2010.

## Significant Audit Findings

*Qualitative Aspects of Accounting Practices*

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by Perigee Securities, LP are described in Note A to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2008. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. There are no significant transactions that have been recognized in the financial statements in a different period than when the transaction occurred.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The most sensitive estimates affecting the financial statements were:

Management's estimate of the allowance for doubtful accounts is based upon a review of the current status of existing receivables and management's estimate as to their collectibility. No allowance for doubtful accounts was recorded during 2009 or 2008 as management believes all accounts are collectible.

The disclosures in the financial statements are neutral, consistent, and clear. Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. The most sensitive disclosures affecting the financial statements were:

The disclosure, of minimum net capital requirements in Note B, as well as the supplementary schedule of the computation of net capital under rule 15c3-1 of the Securities and Exchange Commission, is required by rule 17a-5 under the Securities Exchange Act of 1934. The calculation is based on determination of non-allowable assets.

*Difficulties Encountered in Performing the Audit*

We encountered no significant difficulties in dealing with management in performing and completing our audit.

*Corrected and Uncorrected Misstatements*

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. The attached schedule summarizes uncorrected misstatements of the financial statements. Management has determined that their effects are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

*Disagreements with Management*

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

*Management Representations*

We have requested certain representations from management that are included in the management representation letter dated February 18, 2010.

*Management Consultations with Other Independent Accountants*

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

*Other Audit Findings or Issues*

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This information is intended solely for the use of the Board of Directors and management of Perigee Securities, LP and is not intended to be and should not be used by anyone other than these specified parties.

*Wilkinson & Bidinger, P.C.*

Houston, Texas

PERIGEE SECURITIES, LP

FINANCIAL STATEMENTS
AND INDEPENDENT AUDITORS' REPORT

December 31, 2009 and 2008